UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVERFLOW EASTERN PARTNERS, L.P.

(Name of Subject Company (Issuer))

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)

(Name of Filing Persons (Identifying status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Copy to:
Michael W. Rathburn, Vice President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 (330) 533-2692	Gregory S. Harvey, Esq. Calfee, Halter & Griswold LLP The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114 (216) 622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

April 28, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
524,312 Units of Limited Partnership Interest at $6.36 per Unit	$367.48*

*  Previously paid. Calculated at $92.70 per million of Transaction Value.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$367.48
Form or Registration No.:	Schedule TO
Filing Party:	Everflow Eastern Partners, L.P.
Date Filed:	April 28, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.         ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 28, 2023 (the “Schedule TO”), by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 524,312 units of limited partnership interest (the “Units”) at a purchase price of $6.36 per Unit (the “Purchase Price”) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The information in the Offer is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Identity and Background of Filing Person, Item 8. Interest in Securities of the Subject Company, Item 11. Additional Information

Item 3 – Identity and Background of Filing Person, Item 8 – Interest in Securities of the Subject Company, Item 11 – Additional Information, which incorporates by reference the Offer to Purchase for Cash and the Letter of Transmittal, is hereby amended and supplemented as follows:

(1) Item 3 of the Schedule TO is amended and restated as follows:

Item 3.  Identity and Background of Filing Person.

The filer of this statement is the issuer of the Units, Everflow Eastern Partners, L.P. The Company’s principal executive office is located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is (330) 533-2692.

Everflow Management Limited, LLC is the General Partner of the Company and Everflow Management Corporation (“EMC”) is the Managing Member of the General Partner. The principal executive offices of Everflow Management Limited, LLC and EMC are located at 585 West Main Street, Canfield, Ohio 44406.

The following individuals are the directors and executive officers of EMC:

William A. Siskovic (officer and director of EMC); Thomas L. Korner (Chairman of the Board and director of EMC); Brian A. Staebler (office and director of EMC); and Michael W. Rathburn (officer and director of EMC). Their principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406.

(2) Item 8 of the Schedule TO is amended and restated as follows:

Item 8.  Interest in Securities of the Subject Company.

(a) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Section is incorporated herein by reference. For the beneficial ownership of Units in the Company, Everflow Management Limited, LLC and EMC held by Messrs. Siskovic, Korner, Staebler and Rathburn, see the paragraph entitled “Beneficial Ownership” in such Section.

(3) The “Introduction” of the Offer to Purchase for Cash is amended as follows:

The third sentence of the eleventh paragraph of the Introduction is deleted in its entirety and replaced with the following:

“The Company has been advised that no other executive officers or directors of EMC or affiliates of the Company intend to tender Units pursuant to the Offer.”

(4) The “Risk Factors” of the Offer to Purchase for Cash is amended as follows:

The fourth paragraph of the Risk Factors is deleted in its entirety.

The fourth sentence of the tenth paragraph of the Risk Factors is deleted in its entirety.

(5) “Section 6 – Certain Conditions of the Offer” of the Offer to Purchase for Cash is amended and restated as follows:

Section 6.  Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, the Company will not be required to purchase or pay for any Units tendered and may terminate the Offer as provided in Section 13, “Extensions of Tender Period; Terminations; Amendments,” incorporated herein, or may, if the Company extends the Offer, postpone the purchase of, or payment for, Units tendered if, on or before the Expiration Date, any of the following events should occur (or as reasonably determined by the Company to have occurred, which determination shall be made prior to the Expiration Date) that have not been triggered by the action or inaction of the Company or any of its affiliates:

(a)  there is a reasonable likelihood that consummation of the Offer would result in termination of the Company's status as a partnership(1) for federal income tax purposes under Section 7704 of the Code; or

(1)

The Company is currently treated as a partnership for U.S. federal income tax purposes. If the Company were deemed to be a “publicly traded partnership” it might cease to be eligible for such partnership status and instead become taxable as though it were a corporation. Under Section 7704 of the Code, a “publicly traded partnership” is any partnership with interests that are traded on an established securities market or are readily tradable on a secondary market or its substantial equivalent.

(b)  there shall have been instituted or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which (i) challenges the making of the Offer or the acquisition by the Company of Units pursuant to the Offer or otherwise relates to the Offer or (ii) as reasonably determined by the Company (within five (5) business days prior to the Expiration Date), would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company’s current business plan as discussed in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information-Certain Information About the Company-Description of the Business-Business Plan,” incorporated herein) or have a material adverse effect on the Company’s ability to purchase up to 524,312 Units in the Offer; or

(c)  there shall have been any action taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, as reasonably determined by the Company, would:

(i)         make the acceptance for payment of, or payment for, some or all of the Units illegal or otherwise restrict or prohibit consummation of the Offer;

(ii)         delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Units;

(iii)         materially impair the Company’s ability to purchase up to 524,312 Units in the Offer; or

(iv)         have a material adverse effect on the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company’s current business plan as discussed in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information-Certain Information About the Company-Description of the Business-Business Plan,” incorporated herein); or

(d)  there shall have occurred:

(i)         the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

(ii)         any general suspension of trading in securities on any United States national securities exchange or in the over-the-counter market;

(iii)         the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(iv)         any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, as reasonably determined by the Company, would adversely affect, the extension of credit by banks or other lending institutions in the United States;

(v)         (A) a 10% or greater decrease in the New York Stock Exchange Index, the Nasdaq Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the market prices of equity securities or securities convertible into or exchangeable for equity securities generally in the United States, as measured from the close of business on Friday, April 28, 2023, the last trading day prior to the commencement of the Offer, and the close of business on the last trading day prior to the expiration of the Offer; or (B) any change in the general political, market, economic or financial conditions in the United States or abroad that (1) would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company, or (2) as reasonably determined by the Company, prohibit the Company from proceeding with the Offer; or

(vi)         in the case of the foregoing existing at the time of the commencement of the Offer, as reasonably determined by the Company, a material acceleration or worsening thereof; or

(e)  any change shall occur in the business, condition (financial or other), income, operations, Unit ownership or prospects of the Company and its subsidiaries, taken as a whole, which, as reasonably determined by the Company, would have a material adverse effect on the Company; or

(f)  a tender or exchange offer for any or all of the Units of the Company, or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

(g)  (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before April 28, 2023 a Schedule 13G or a Schedule 13D with respect to any of the Units) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Units, or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Units prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Units constituting more than 2% of the outstanding Units or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Units or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; which, as reasonably determined by the Company, prohibits the Company from proceeding with the Offer or with such purchase or payment. The foregoing conditions are for the Company's benefit and may be asserted by the Company, on or before the Expiration Date (other than those subject to applicable law), as long as they have not been triggered by the action or inaction of the Company or any of its affiliates, or may be waived by the Company in whole or in part on or before the Expiration Date (other than those subject to applicable law). The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. Any determination by the Company concerning the events described in this Section 6, “Certain Conditions of the Offer,” incorporated herein, shall be final and shall be binding on all parties, subject to the tendering Unitholders’ right to bring any dispute with respect thereto before a court of competent jurisdiction. As of the date hereof, the Company believes that neither paragraph (a) nor paragraph (b) of this Section will prohibit the consummation of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         May 12, 2023

EVERFLOW EASTERN PARTNERS, L.P.

By:	EVERFLOW MANAGEMENT LIMITED, LLC General Partner

By:	EVERFLOW MANAGEMENT CORPORATION Managing Member

By:	/s/ Michael W. Rathburn
Michael W. Rathburn Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer